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EXHIBIT 21

Subsidiaries of the Company:

Name	Jurisdiction of Incorporation
Beazer Mortgage Corporation	Delaware
Beazer Homes Corp.	Tennessee
Beazer Homes Sales Arizona, Inc.	Delaware
Beazer Realty Corp.	Georgia
Beazer/Squires Realty, Inc.	North Carolina
Beazer Homes Holdings Corp.	Delaware
Beazer Homes Texas Holdings, Inc.	Delaware
Beazer Homes Texas, LP	Texas
Beazer Realty, Inc.	New Jersey
Homebuilders Title Services, Inc.	Delaware
Texas Lone Star Title, LP	Texas
Homebuilders Title Services of Virginia, Inc.	Virginia
Universal Solutions Insurance Agency, Inc.	Delaware
Security Title Insurance Co.	Vermont
United Home Insurance Co.	Vermont

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